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                                                                     Exhibit 4xx

                       [ATLAS PACIFIC LIMITED LETTERHEAD]

3 May 2001


Mr. Rosario Autore
Autore South Sea Pearls
PO Box Q1435, QVB
SYDNEY NSW 2000


Dear Rosario

Re:   Extension of Marketing Contract

The Atlas Board met last week and unanimously decided to continue with the current marketing arrangements, pursuant to our existing agreement. It was fully acknowledged and appreciated that your organisation is doing an outstanding job in the marketing of Atlas pearls and I was specifically asked to convey these sentiments to you on behalf of the Board.

Accordingly the existing contract automatically remains in force and effect until 31 December 2003.

At a personal level I wish to thank you and your team for an outstanding job over the few years we have been associated with you.

I look forward to seeing you next week.

Kind regards

Yours sincerely


/s/ Lucian Petersen
LUCIAN PETERSEN
MANAGING DIRECTOR